Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

May 25, 2023

CONFIDENTIAL AND VIA EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Dan Morris
Ms. Jennifer Thompson
Ms. Kathleen Collins
Ms. Megan Akst

Re:	GDS Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 4, 2023 File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 11, 2023 (the “May 11 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 4, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the May 11 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen    marjory j. ding    daniel fertig    adam C. furber    YI GAO    MAKIKO HARUNARI    Ian C. Ho    JONATHAN HWANG   anthony d. king    jin hYUK park    Erik p. wang    christopher k.s. wong

resident partners

simpson thacher & bartlett,  hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York    Beijing    Brussels    Houston    LONDON    Los Angeles    Palo Alto    SÃO PAULO    TOKYO    Washington, D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	May 25, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Conventions That Apply to This Annual Report on Form 20-F, page 1

1.	Please revise your definition of “China” and the “PRC” to remove the exclusion of Hong Kong and Macau from this definition.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise its definition of “China” and the “PRC” to remove the exclusion of Taiwan, Hong Kong and Macau. The proposed revised disclosure is set forth in Annex A.

General, page 1

2.	Please revise to include the diagram of your corporate organizational structure in the forepart of the filing. Also, improve legibility by increasing the font size of the text in your organization chart.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company in addition to including the diagram in Item 4.C will also include the diagram at the beginning of Item 3 with the discussion of the Company’s corporate structure on or about page 7, and will also improve legibility by increasing the font size of the text in its organization chart. The proposed revised disclosure and chart is set forth in Annex A.

Item 3. Operating and Financial Review and Prospects Overview, page 147

3.	We note from your disclosures on page 28 that one of your major customers has notified you of their intent to move out of several of your Beijing data centers, which you refer to as a major churn event. Please tell us the expected impact of this event on your revenue and operations and to the extent material, revise here to include a discussion of how this known trend or uncertainty may impact your future financial condition, results of operations and liquidity. Refer to Item 5.D of Form 20-F.

The Company respectfully advises the Staff that in 2023 the Company expects this churn event to result in (i) a decrease in area utilized of approximately 17,000 square meters, or sqm, and (ii) a decrease in revenue of approximately RMB400 million, representing less than 5% of its expected recurring service revenue in 2023.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 223

4.	We note your statements that none of your directors, officers or senior management are representatives of any PRC governmental entity; no shareholder that beneficially owns 10% or more of your outstanding ordinary shares is controlled by any PRC governmental entity; and there are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation, or material relationships involving you or your directors, officers, senior management or shareholders that could result in any person being deemed to control you in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	May 25, 2023

The Company respectfully advises the Staff that, as the basis for the Company’s submission required under paragraph (a), the Company relied upon responses it received in the annual questionnaire which the Company furnishes to and requires of its directors, officers and senior management in connection with its annual 20-F filing. The questionnaire included a question asking each director, officer and member of the Company’s senior management whether she or he is a representative of any government entity in the People’s Republic China. The Company relied upon the responses to such questionnaires and did not otherwise seek legal opinions or require affidavits as the basis for its (i) submission required under paragraph (a), or (ii) disclosures required under paragraphs (b)(2) and (3).

As to the shareholders that beneficially own 10% or more of the total outstanding ordinary shares of the Company, namely, STT GDC Pte. Ltd. and GIC Private Limited, and that were referenced in the Company’s submission required under paragraph (a), the Company relied upon public information to verify that both entities are ultimately owned by the Singapore government.

The Company respectfully advises the Staff that, as the basis for the Company’s disclosures required under paragraphs (b)(2) and (3), the Company relied upon responses it received in the questionnaires referred to above, which the Company furnished to relevant directors of the Company and its consolidated foreign operating entities, asking each such director whether she or he is an official of the Chinese Communist Party (“CCP”).

The Company further notes the following points: There is no externally available public database or other reliable source that provides data on individuals’ membership status or leadership roles within the CCP. In addition, the Company’s major shareholders, board of directors and management team include a number of entities and individuals from outside China, including Singapore, the United Kingdom and Australia, who would not be eligible for membership in the CCP or Chinese governmental entities. The Company also has never received any written notice from the PRC government indicating that any of the Company’s directors, officers or members of its senior management is a representative of a government entity in the PRC. Accordingly, the Company believes that the steps it has taken to verify the information in its (i) submission required under paragraph (a), and (ii) disclosures required under paragraphs (b)(2) and (3) of the Annual Report, including the questionnaires required of its management as well as discussions with its PRC counsel, have provided sufficient confirmation and comfort to support the conclusions presented in its disclosure. Furthermore, based on the research and advice of the Company’s PRC counsel, King & Wood Mallesons (“KWM”), KWM understands that information as to any individual’s membership or identity as an officer of the CCP could only be acquired by the individual itself or relevant CCP organizations, and KWM is not aware of any public means for a third party to verify a PRC citizen’s membership or identity as an officer of the CCP.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	May 25, 2023

5.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

With respect to the steps taken by the Company to confirm whether any members of the Company’s board or the boards of its consolidated foreign operating entities are officials of the CCP, the Company respectfully refers the Staff to the Company’s response to Comment 4, above.

In addition, as noted above, the Company respectfully advises the Staff that, to the best of the Company’s knowledge, there is no public means of confirming whether any individual is an official of the CCP, and the Company believes that the steps it has taken to verify the information in its (i) submission required under paragraph (a), and (ii) disclosures required under paragraphs (b)(2) and (3) of the Annual Report, including the questionnaires required of its management as well as discussions with its PRC counsel, have provided sufficient confirmation and comfort to support the conclusions presented in its disclosure. Furthermore, based on the research and advice of the Company’s PRC counsel, KWM, KWM understands that information as to any individual’s membership or identity as an officer of the CCP could only be acquired by the individual itself or relevant CCP organizations, and KWM is not aware of any public means for a third party to verify a PRC citizen’s membership or identity as an officer of the CCP.

6.	We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Hong Kong and Macau. However, disclosures elsewhere in your filing, including the discussion of your company in Item 4 and the list of subsidiaries in Exhibit 8.1, appear to indicate that you have operations outside the PRC, including Hong Kong, Macau, and countries outside China. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	May 25, 2023

The Company respectfully notes that the disclosure requirement under Item 16I(b) is as follows: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.”

The Company respectfully notes that the Commission elaborated on such requirement

●	on page 14 of the Final Release[1] as follows: “the registrant must, in addition to providing the required disclosures for the Commission Identified Foreign Issuer, look through a VIE or any structure that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction”; and

●	on page 47 of the Final Release[2] as follows: “the registrant must look through a VIE or any structure that results in additional foreign entities being consolidated in the financial statements of the registrant and provide disclosure about the operating company in the relevant jurisdiction. Thus, any Commission-Identified Foreign Issuer that uses a VIE or other similar corporate structure will be required to provide the required disclosures for itself and its foreign operating entity.”

The Company respectfully advises the Staff that the Company, an identified foreign issuer, uses a variable-interest entity structure that results in additional foreign (viz. non-U.S.) entities being consolidated in the Company’s financial statements (the “Entities Consolidated due to VIE Structure”).

The Company respectfully advises the Staff that all of the Entities Consolidated due to VIE Structure are incorporated or otherwise organized in the PRC (as then defined on page 1 of the Annual Report, excluding Taiwan, Hong Kong and Macau), i.e. mainland China.

The Company respectfully further advises the Staff that none of the Company’s entities incorporated or otherwise organized outside the PRC are consolidated in the Company’s financial statements as a result of the variable-interest entity structure, i.e. none of such non-PRC entities are among the Entities Consolidated due to VIE Structure.

1 Id.

2 Id.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	May 25, 2023

Accordingly, the Company respectfully submits that its current disclosure meets the requirement under Item 16I(b).

Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

7.	You state that during the year ended December 31, 2022 you had four contracting customers that generated over 10% of the company’s total revenue. You further state that in fiscal 2021 and 2020, you had four and three such customers, respectively. Please revise to distinguish your major customers each year by, for example, identifying them as customer A, customer B, customer C, etc. so as to clarify whether there were any changes in such customers during the periods presented. Refer to ASC 280-10-50-42. Also, please reconcile the information here to your disclosures on page 28 where you refer to having two customers in each of fiscal 2022, 2021 and 2020 that accounted for more than 10% of your revenue, and revise your disclosures as necessary.

As a point of clarification, the Company respectfully advises the Staff that while the information on page F-59 refers to contracting customers, the disclosures on page 28 refer to customers as “the end users of our services,” or end user customers.

The Company may enter into sales agreements directly with its customers or, at the customer’s request, provide services to its customers through agreements with intermediate contracting parties, such as the major PRC telecommunications carriers. End user customers, that use the Company’s services, thereby differ from contracting customers, that engage with the Company by contract. The Company’s business model, which also refers to customers as “the end users of our services,” is further explained in “Item 4. Information on the Company—B. Business Overview—Our Customers.” Accordingly, the Company is of the view that no reconciliation or revision is necessary in this regard; furthermore, any reconciliation across these two types of customer would not be meaningful.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise to distinguish its major customers each year by identifying them as Customer A, Customer B, Customer C and Customer D so as to clarify whether there were any changes in such customers during the periods presented. The proposed revised disclosure is set forth in Annex A.

*      *      *

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-7-	May 25, 2023

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosure:      Annex A

cc:	William Wei Huang, Chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

Jamie Gee Choo Khoo, Chief Operating Officer

Andy Wenfeng Li, General Counsel and Company Secretary GDS Holdings Limited

Kevin Huang

Vivien Yang
KPMG Huazhen LLP

Annex A

Comment 1

●	“China” and the “PRC” are to the People’s Republic of China~~, excluding, for the purposes of this annual report only, Taiwan, and the special administrative regions of Hong Kong and Macau~~;

Comment 2

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated Affiliated Entities

GDS Holdings Limited is not an operating company in mainland China, but instead is a Cayman Islands holding company. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in telecommunications-related businesses, including the provision of VATS. Our internet data center businesses are classified as VATS by the PRC government. Accordingly, we operate substantially all of these business operations in mainland China through the consolidated VIEs and their subsidiaries, as well as through our subsidiaries, and rely on contractual arrangements, described below, to control the business operations of the consolidated VIEs. GDS Holdings Limited has no equity ownership in the consolidated VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 95.0%, 96.1% and 96.1% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to a company incorporated in the Cayman Islands and, where the context requires, its consolidated subsidiaries and the consolidated affiliated entities, including the variable interest entities and their subsidiaries, from time to time. Investors in our ADSs are not purchasing an equity interest in the consolidated VIEs and their subsidiaries in mainland China, but instead are purchasing an equity interest in a Cayman Islands holding company and its subsidiaries (excluding the VIEs and their subsidiaries).

The diagram below summarizes our corporate structure and identifies our significant subsidiaries, consolidated VIEs and their significant subsidiaries as of December 31, 2022. The relationships among each of GDS Shanghai, GDS Beijing, Management HoldCo and GDS Investment Company as illustrated in the diagram below are governed by contractual arrangements and do not constitute equity ownership.

(1)	EDC Holding Limited has 61 direct and indirect subsidiaries incorporated in Hong Kong and 17 direct and indirect subsidiaries incorporated in the British Virgin Islands, Malaysia, Macau, Cayman and Singapore, respectively.

(2)	GDS Investment Company directly and indirectly holds equity interests of 68 subsidiaries in mainland China.

(3)	Management HoldCo is held as to 20% by five management personnel designated by our board of directors namely, Yilin Chen (senior vice president, product and service and Southeast Asia business), Yan Liang (senior vice president, design, operation and delivery), Kejing Zhang (senior vice president, sales), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), respectively. Management HoldCo is controlled by our Company through a series of contractual arrangements.

(4)	Tianjin Zhongyunxin Data Co., Ltd., or Zhongyunxin Data, currently holds a 98.728% equity interests in Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd., or Beijing Zhongyunxin, and the rest equity interests in Beijing Zhongyunxin will be transferred to Zhongyunxin Data from a third party subject to the satisfaction of certain conditions under relevant transaction documents.

(5)	Jiangsu Wan Guo Xing Tu Data Services Co., Ltd. or Jiangsu Wan Guo Xing Tu, effectively controls a project company, Nantong Wanguo Yunzhen Data Science & Technology Co., Ltd. or Nantong Yunzhen, to operate the B-O-T data centers in Nantong, China through a series of contractual arrangements among Jiangsu Wan Guo Xing Tu, Nantong Yunzhen’s shareholder, Shanghai Xingchang Enterprise Management Company Limited or Shanghai Xingchang, and Shanghai Xingchang’s shareholders.

Comment 7

25	MAJOR CUSTOMERS AND SUPPLIERS

During the years ended December 31, 2020, 2021 and 2022, the Company had below contracting customers, which generated over 10% of the Company’s total revenues:

	Years ended December 31,
	2020	2021	2022
Customer A	1,347,165	1,736,295	1,895,877
Customer B	N/A	873,378	1,595,777
Customer C	674,621	785,528	1,130,799
Customer D	847,620	964,414	1,031,102

During the years ended December 31, 2020, 2021 and 2022, the numbers of major suppliers of the Company were two, one and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company's operating expenditures. Severe impact can result from total or partial loss of the business relationship.